September 20, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Enzon Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 12, 2012 File No. 000-12957

Dear Mr. Rosenberg:

This letter sets forth the responses of Enzon Pharmaceuticals, Inc. (the “Company”) to the additional comments raised in the letter dated September 7, 2012 (the “Second Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 12, 2012 (the “2011 Form 10-K”) and the Company’s August 13, 2012 response to the Staff’s July 30, 2012 letter. Set forth below are the Company’s responses to the Staff’s comments as set forth in the Second Comment Letter. To facilitate your review, the Staff’s comments set forth in the Second Comment Letter are reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Second Comment Letter, and are followed by the corresponding response from the Company.

Patents and Intellectual Property Rights, page 15

1.	We note your response to the first part of our prior comment 2. However, we deem expiration dates of material patents to be material information to investors. Please revise your disclosure to provide the expiration dates relating to your material patents covering improved methods of attaching PEG to therapeutic compounds and PEG-modified compounds that the company has identified or created. Alternatively, please provide a supplemental analysis detailing why they are not material to your business.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

Response:

With respect to the Staff’s request that the Company provide the expiration dates of any material patents covering improved methods of attaching PEG to therapeutic compounds and PEG-modified compounds that the company has identified or created, the Company proposes to include disclosure to the following effect under “Item 1. “Business – Patents and Intellectual Property Rights” in its next Annual Report on Form 10-K:

“The patents related to PEGINTRON (peginterferon alfa-2b) are expected to expire in 2013 and 2015 in the U.S. and internationally in 2018 (including any patent term extensions).”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses- Pipeline, page 45

2.	We acknowledge your response to our prior comment 3. Your current disclosure of research and development expenses separately for pipeline and specialty and contracted services accompanied by discussion of variations in program expenses period over period lacks context without the amounts incurred for each program under these two categories. As you internally evaluate research and development costs on a program-by-program basis and in order to provide more insight into how you manage your R&D function, please provide proposed disclosure to be presented in future periodic reports of the breakdown of your R&D expenditures for the periods presented, consistent with your management of these activities (i.e. by program). In this disclosure indicate the costs you track by program and those you do not and explain how you use this information to manage your activities. Alternatively, provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on each of the five projects that are described in this section.

Response:

With respect to the Staff’s request that the Company provide proposed disclosure to be presented in future periodic reports of the breakdown of R&D expenditures for the periods presented consistent with our management of these activities (i.e. by program) indicating the costs the Company tracks by program and those the Company does not, the Company proposes to include disclosure to the following effect under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Research and Development Expenses – Pipeline” in its next Annual Report on Form 10-K and on an annual basis thereafter:

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

“Research and development - pipeline expenses consist primarily of contractor fees principally related to clinical projects; costs related to research and development collaborations or licenses; research and drug supplies for preclinical and clinical activities; personnel costs including salaries, benefits and stock-based compensation; and facilities-related costs including rent, real estate taxes, utilities, insurance and depreciation. Program costs are those research and development costs which are directly related to specific programs and are tracked and managed at the individual program level. Other research and development costs are those costs incurred related to the Company’s on-going research and development activities, such as some personnel and facilities-related expenses, which are not allocated to specific programs given their general nature.

The following table summarizes our major research and development - pipeline costs by program incurred for the years ended December 31, 2012, 2011 and 2010 and the current phases of development (millions of dollars):

	For the year ended December 31,			Current Phase of
	2012	2011	2010	Development
Program costs:
PEG-SN38	$	$	$	Phases I and II
HIF-1a antagonist				Phase I
Survivin antagonist				Phase I
Androgen Receptor antagonist				Phase I
Other program costs				Research/Preclinical
Other research and development costs

Total research and development - pipeline costs	$	$	$

****

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

September 20, 2012

Should you have any questions or comments relating to this letter, kindly contact the undersigned at (732) 980-4500.

Very truly yours,

/s/ George W. Hebard III

George W. Hebard III

cc:	Sasha Parikh, Staff Accountant

Mark Brunhofer, Senior Staff Accountant

Everson Ladson, Staff Attorney

Jeffrey Riedler, Assistant Director

Charles Conover, Enzon Pharmaceuticals, Inc.

Timothy G. Daly, Enzon Pharmaceuticals, Inc.

Andrew Rackear, Enzon Pharmaceuticals, Inc.

Scott Kain, Enzon Pharmaceuticals, Inc.

Lawrence Goodman, Esq., Curtis, Mallet-Prevost, Colt & Mosle LLP